Earnings Call Presentation 2021 Second Quarter July 20, 2021

Q2 '21 EARNINGS HIGHLIGHTS

Earnings Per Share



$0.50
$0.25
$—
$0.19
$0.16
$0.33
$0.21
$0.43
$0.33
$0.37
$0.36
$0.46
$0.41
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21
EPS, adjusted(1)
EPS

Pre-Tax, Pre-Provision Earnings[1]



$100
$50
$—
$63
$71
$79
$70
$77
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21
Pre-tax, pre-provision earnings(1)

Earnings

EPS of $0.41 for Q2 '21, up 14% from Q1 '21 and 156% from Q2 '20

- EPS, adjusted[1] of $0.46
  - Up 24% from Q1 '21 due to $2mm higher PPP income, lower provisioning for loan losses, and controlled expenses
  - Up 142% from Q2 '20 due to lower provisioning for loan losses and higher revenues

Pre-Tax, Pre-Provision Earnings[1]

Up 10%, or $7mm from Q1 '21, reflective of:

- NII up $3mm largely due to higher PPP income
- Noninterest income up 1%, record wealth
- Noninterest expense, adjusted[1] down $3mm, due to lower salaries and benefits as well as weather related costs

Up 22%, or $14mm from Q2 '20, reflective of:

- NII down $1mm due to lower interest rates offset by growth and PPP income
- Noninterest income up $13mm, record wealth and most fee-based revenues streams return to pre-pandemic levels
- Noninterest expense, adjusted[1] down $1mm

STRONG LOAN GROWTH & REVENUES, CONTROLLED EXPENSES AND IMPROVING CREDIT; RESULTS IMPACTED BY NORMAL VOLATILITY OF PPP INCOME

Amounts in millions, except per share data

Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms" and "Footnotes" slides for details on the calculations of these metrics, definitions of certain terms, and footnotes used.

First Midwest Bancorp, Inc. 2

Highlights 3 3.89% 3.74% 3.93% 3.63% 3.62% 3.98% 3.86% 3.77% 3.63% 3.56% C&I Agricultural Owner-occupied CRE Investor CRE Consumer Loan Yield Loan Yield, excluding PPP Q2 '20 Q3 '20 Q4 '20 Q1 '21 Q2 '21 PPP Corporate Loans • Up 7% annualized from Q1 '21, excluding PPP – 4% annualized corporate growth due to strong production and line usage in middle market and sector based lending – 15% annualized consumer growth reflects organic activity as well as purchased • PPP of $706mm; down from $1.1bn in Q1 '21 reflecting forgiveness • Mix remains well-diversified LOANS Dollars in millions Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used. $15,035 $14,329 $15,184 $14,074 $14,934 $13,754 $13,457 $14,653 2021 Outlook Mid-single digit loan growth $14,751 $13,966

4 257 356 343 193 342 326 2.51% 3.66% 3.50% 1.89% 3.32% Special Mention Substandard Special Mention / Corporate Loans, excluding PPP loans Substandard / Corporate Loans, excluding PPP loans Q2 '20 Q3 '20 Q4 '20 Q1 '21 Q2 '21 0.00% 2.00% 4.00% 6.00% 118 148 130 45 30 23 1.09% 1.17% 1.01% 0.87% 1.07% 0.92% NPAs, excluding PCD PCD NPAs NPAs / Loans + Foreclosed Assets NPAs / Loans + Foreclosed Assets, excluding PCD & PPP Loans Q2 '20 Q3 '20 Q4 '20 Q1 '21 Q2 '21 0.00% 1.00% 2.00% ASSET QUALITY Non-performing Assets • Credit conditions show continued linked quarter improvement – NPAs to loans down 14% from Q1 '21, excluding PCD & PPP(1) loans – Loans past due 30-89 days down 32% from Q1 '21 – Performing loans classified as substandard and special mention down 4% from Q1 '21 ◦ Elevated risk sectors represent ~34%, or ~$112mm, of substandard and ~75%, or ~$97mm, of substandard migration from Q2 '20 Highlights Dollar amounts in millions Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used. CREDIT CONDITIONS REMAIN BENIGN Performing Loans Classified as Substandard and Special Mention $163 $178 $153 (1) 3.65% (1) (1)

5 204 215 200 44 28 23 1.66% 1.80% 1.73% 1.56% ACL - Other PCD Allowance / Loans Allowance / Loans, excluding PPP loans Q2 '20 Q3 '20 Q4 '20 Q1 '21 Q2 '21 —% 1.00% 2.00% NCOs of $16 million, or 0.47% of average loans, excluding PCD and PPP(1)(3), up from Q1 '21 and Q2 '20 • Corporate of $15mm, reflects expected losses on relationships with previously established specific allowances • Installment of $1mm includes targeted, high-yielding (~8%) unsecured product; adds 5 to 11 bps to NCO rate – NCOs trending favorably given tightening of underwriting standards in Q4 '19 NCOs of $4mm on PCD loans fully reserved at acquisition Lower ACL levels reflective of resolution of certain corporate credits and PCD loans as well as release of pandemic reserves 1.48% Dollar amounts in millions Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used. ALLOWANCE - WELL RESERVED Highlights Allowance Net Charge-offs to Average Loans(1)(3) $223 (1) 2021 Outlook - excludes PCD and PPP • NCOs at lower end of normalized range of 25-40bps for remainder of '21 • Provision expected to be reflective of growth, NCO activity, and migration toward normalized ACL 1.60% 0.38% 0.46% 0.31% 0.28% 0.59% 0.47% Corporate Consumer PCD Q2 '20 Q3 '20 Q4 '20 Q1 '21 Q2 '21 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60%

Highlights 6 DEPOSITS 0.26% 0.17% 0.11% 0.09% 0.08% 0.36% 0.28% 0.22% 0.17% Demand Savings NOW Money Market Time Cost of Deposits Peer Cost of Deposits Q2 '20 Q3 '20 Q4 '20 Q1 '21 Q2 '21 • Average deposits of $17bn, up 4% from Q1 '21 and 11% from Q2 '20 reflecting: – Higher customer liquidity due to PPP funds and government stimulus – Normal seasonal increase in municipal deposits compared to Q1 '21 • Stable mix of 56% retail, 34% commercial, 10% public • Loans to deposits of 88% • Cost of deposits decreased 1bps due to increased demand deposits • Cost of deposits ~10bps less than peers(4) – Historically, this advantage ranges ~10-35bps over the past 10 years 89% Core Dollars in millions Balances shown are QTD averages Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for details on the definitions of certain terms and footnotes used. (4) $16,976 $15,937 $15,422 $15,801 2021 Outlook Dependent upon economic conditions, customer behavior, and stimulus $16,282

NET INTEREST INCOME

Trend and Composition

	Q2 '20	Q3 '20	Q4 '20	Q1 '21	**Q2 '21**
Total average interest-earning assets	$18,777	$19,430	$18,881	$19,007	**$19,650**



$145
$7
$143
$8
$148
$8
$141
$7
$144
$6
3.13%
2.98%
2.87%
2.95%
2.79%
2.64%
3.14%
2.98%
2.66%
3.03%
2.88%
2.69%
2.96%
2.84%
2.73%
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21
NII
NIM (1)
NIM, adjusted excluding PPP loan income (1)
Accretion
NIM, adjusted (1)

Highlights

- NII up 2% from Q1 '21 and down 1% from Q2 '20
  - PPP income up $2mm from Q1 '21 and $6mm from Q2 '20
    - ~$450mm loans forgiven Q2 '21 vs. ~$200mm Q1 '21
  - More days (Q1 '21)
  - Lower interest rates, partly offset by lower cost of funds and loan growth (Q2 '20)
  - Accretion down $1mm (Q1 '21 & Q2 '20)
- NIM, adjusted(1) of 2.84%, down 4bps from Q1 '21 and 14bps from Q2 '20, impacted by:
  - Higher customer liquidity and seasonal increase in municipal deposits, partly offset by PPP (Q1 '21)
  - Lower rates, higher customer liquidity, partially offset by lower cost of funds and PPP (Q2' 20)

2021 Outlook

- **Relatively stable NII**
- **NIM, excluding accretion and PPP, to grow modestly remainder of '21**
- **Accretion of ~$22mm, ~$9mm remaining for '21**
- **~$35mm from PPP programs, ~$14mm remaining for '21**

Dollars in millions

Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used.

First Midwest Bancorp, Inc. 7

NONINTEREST INCOME

Trend and Composition

	Periods Ended				
	Q2 '20	Q3 '20	Q4 '20	Q1 '21	**Q2 '21**
Noninterest income as reported	$ 33	$ 40	$ 27	$ 46	**$ 46**
Swap termination costs	—	14	18	—	**—**
Net securities gains	—	(14)	—	—	**—**
Noninterest income, adjusted[1]	$ 33	$ 40	$ 45	$ 46	**$ 46**



$33
$40
$45
$46
$46
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21
Deposit service charges
Card-based
Mortgage banking
Wealth management
Capital market products income
Other noninterest income[5]

Highlights

- Up 1% from Q1 '21 and 40% from Q2 '20:
  - Fee revenues down 5% and up 37% from Q1 '21 and Q2 '20
  - Record wealth management up 3% and 22% from Q1 '21 and Q2 '20
  - Mortgage banking down 34% from record Q1 '21 and up 94% from Q2 '20
  - Most fee-based revenues streams return to pre-pandemic levels; capital markets continue to recover



2021 Outlook

- **High-single to low-double digit growth from '20, excluding swap termination and net securities gains**
  - **Stable for remainder of the year as record Q1 mortgage income normalizes**

Dollars in millions

Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for details on the definitions of certain terms and footnotes used.

First Midwest Bancorp, Inc. 8

NONINTEREST EXPENSE

Trend and Composition

	Periods Ended				
	Q2 '20	Q3 '20	Q4 '20	Q1 '21	**Q2 '21**
Noninterest expense as reported	$ 120	$ 131	$ 118	$ 118	**$ 121**
Optimization costs	—	(18)	(1)	(1)	**—**
A&I related expenses	(5)	(1)	(2)	—	**(8)**
Noninterest expense, adjusted[1]	$ 115	$ 112	$ 115	$ 117	**$ 113**



$115
$112
$115
$117
$113
2.32%
2.19%
2.29%
2.38%
2.22%
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21
Salaries & Benefits
Professional services
Other noninterest expense (6)
Occupancy & Equipment
Technology
Noninterest expense, adj. to average assets excluding PPP (1)(3)

Highlights

- Down 3%, adjusted[1] from Q1 '21 and 1% from Q2 '20, impacted by:
  - Lower payroll tax, weather related costs, and valuations, partly offset by higher advertising (Q1 '21)
  - Higher compensation accruals, merit, pension, partly offset by lower pandemic related expenses (Q2 '20)
  - Lower salaries and wages and occupancy from branch consolidations partly offset increases
  - Controlled noninterest expense, adjusted to average assets, excluding PPP[1][3] down 16 bps from Q1 '21 and 10 bps from Q2 '20

2021 Outlook

- **Remainder of year consistent with Q2 '21 run rate**

Dollars in millions

Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used.

First Midwest Bancorp, Inc. 9

Highlights 10 4.50% 6.00% 8.00% 10.23% 11.71% 14.19% CET1 Capital Tier 1 Capital Total Capital Minimum Requirement FMBI Capital Conservation Buffer CAPITAL Q2 '20 Q3 '20 Q4 '20 Q1 '21 Q2 '21 Regulatory Capital Ratios: • CET1 capital to RWA 9.70% 9.97% 10.06% 10.17% 10.23% • Tier 1 capital to RWA 11.19% 11.48% 11.55% 11.67% 11.71% • Total capital to RWA 13.70% 14.06% 14.14% 14.26% 14.19% Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used. • Capital ratios reflect: – Retained earnings and mix of risk-weighted assets – Q2 '21 dividend of $0.14 per common share, consistent with Q1 '21 – Stock repurchases of $15mm for Q1 '21, none Q2 '21 • Strong excess capital position, solid operating leverage and credit allowances – Capital levels remain sufficient in a severely adverse economic scenario – Consistent with mid-size, regional, and national peers • Elected CECL transition for regulatory capital relief in 2020 – Retains ~30bps of CET1 and tier 1 capital Robust Capital Levels Excess Capital Above Conservation Buffer $504mm $501mm $575mm 10.5% 7.0% 8.50%

11 PARTNERSHIP UPDATE Strategically Connects Key Midwestern States... Merger Structure • Merger of Equals • First Midwest merges into Old National • 100% stock consideration Compelling • 22%(9) EPS accretion to ONB • 35%(9) EPS accretion to FMBI • Identified ~$109mm of full run-rate savings - 11% of combined noninterest expense • 6th largest commercial bank headquartered in the Midwest Balanced • Equal board representation (8/8) • Dual headquarters - Evansville, IN and Chicago, IL • Significant executive leadership and operations maintained in both markets Timing & Approval • Approval of ONB and FMBI shareholders • Customary regulatory approvals • Anticipated closing in late 2021 / early 2022 Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for details on the calculations of the definitions of certain terms and footnotes used.

12 PARTNERSHIP UPDATE Q2 Momentum Announced combined core executive leadership team Established joint Integration Office with experienced integration leaders across both companies; planning underway Strong team member commitment and excitement about opportunities in the larger, combined company SEC and regulatory filings completed Special Meeting of Stockholders for ONB and FMBI expected to be held in Q3 '21 Merger expected to close in late Q4 '21 or early Q1 '22 Accomplishments and Next Steps • Robust integration experience – 17 partnerships combined over the last 10 years • Joint leadership meetings held to determine individual and collective strengths, opportunities, and challenges – Findings aided approach that formulated joint integration plan • Integration team consisting of dual leadership (1-ONB + 1-FMBI) covering 12 work streams Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for details on the calculations of the definitions of certain terms and footnotes used.

OUTLOOK FOR 2021 REMAINS POSITIVE

(Excludes Old National, Merger Expected to Close Late 2021, Early 2022)

We offer commentary on factors influencing FY2021 outlook for key categories.

Guidance is dependent upon the duration and severity of the pandemic, the effectiveness of government support, and many other factors.

1 **Loans and Deposits**
- Mid-single digit loan growth
- Deposits dependent upon economic conditions, customer behavior, and stimulus

2 **NII and NIM**
- Relatively stable NII
- NIM, excluding accretion and PPP, expected to grow modestly the remainder of the year (updated)
- Accretion of ~$22mm, ~$9mm remaining for '21 (updated)
- ~$35mm from PPP programs, ~$14mm remaining in '21 (updated)

3 **Noninterest Income (excludes swap terminations and net securities gains)**
- High-single to low-double digit growth from '20
  - Stable for remainder of the year as record Q1 mortgage income normalizes

4 **Noninterest Expense, Adjusted**
- Remainder of year consistent with Q2 '21 run rate (updated)

5 **Asset Quality, excluding PCD and PPP**
- NCOs at lower end of normalized range of 25-40 bps, for remainder of '21 (updated)
- Provision expected to be reflective of growth, NCO activity, and migration toward normalized ACL (updated)
- Dependent upon economic conditions, customer behavior, and stimulus

6 **Taxes**
- Effective tax rate ~26% for remainder of year (updated)

7 **Capital**
- Strong capital provides flexibility

Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used.

First Midwest Bancorp, Inc. 13

14 FINANCIAL RESULTS Q2 '20 Q3'20 Q4'20 Q1 '21 Q2 '21 Net Interest Income $ 145 $ 143 $ 148 $ 141 $ 144 Loan Loss Provision 33 16 11 6 — Noninterest Income 33 26 28 46 46 Net Securities Gains — 14 — — — Noninterest Expense 120 131 118 118 121 Income before Income Taxes 25 36 47 63 69 Income Tax Expense 6 8 6 18 18 Net Income $ 19 $ 28 $ 41 $ 45 $ 51 Preferred dividends (4) (4) (4) (4) (4) Net Income Applicable to Common Shares $ 15 $ 24 $ 37 $ 41 $ 47 EPS $ 0.16 $ 0.21 $ 0.33 $ 0.36 $ 0.41 EPS, Adjusted(1) $ 0.19 $ 0.33 $ 0.43 $ 0.37 $ 0.46 ROATCE(1)(3) 5.3% 6.7% 10.3% 11.4% 12.8 % ROATCE, Adjusted(1)(3) 6.4% 10.5% 13.5% 11.7% 14.3 % Noninterest Expense, adjusted to Average Assets, Excluding PPP Loans(1)(3) 2.3% 2.2% 2.3% 2.4% 2.2 % Efficiency Ratio(1) 64% 60% 59% 62% 59 % Dollars in millions, except per share data Note: See the accompanying "Non-GAAP Financial Information," "Glossary of Terms," and "Footnotes" slides for details on the calculation of these metrics, definitions of certain terms, and footnotes used.

15 Note: See the accompanying "Glossary of Terms" slide for definitions of certain terms used. FORWARD-LOOKING STATEMENTS This communication may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Midwest. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "outlook," "forecast," "predict," "project," "probable," "potential," "possible," "target," "continue," "look forward," or "assume" and words of similar import. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Forward-looking statements are not historical facts or guarantees of future performance but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements speak only as of the date made, and First Midwest undertakes no obligation to update any forward-looking statements. Forward-looking statements may be deemed to include, among other things, statements relating to First Midwest's future financial performance the performance of First Midwest's loan or securities portfolio, the expected amount of future credit allowances or charge-offs, delays in completing the pending merger of First Midwest and Old National, the failure to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the merger on a timely basis or at all, the possibility that the anticipated benefits of the merger are not realized when expected or at all, corporate strategies or objectives, including the impact of certain actions and initiatives, anticipated trends in First Midwest's business, regulatory developments, estimated synergies, cost savings and financial benefits of completed transactions, growth strategies, the inability to realize cost savings or improved revenues or to implement integration plans and other consequences associated with the proposed merger and the continued or potential effects of the COVID-19 pandemic and related variants and mutations on First Midwest's business, financial condition, liquidity, loans, asset quality and results of operations. These statements are subject to certain risks, uncertainties and assumptions, including the duration, extent and severity of the COVID-19 pandemic and related variants and mutations, including the continued effects on First Midwest's business, operations and employees, as well as on First Midwest's customers and service providers, and on economies and markets more generally and other risks, uncertainties and assumptions that are discussed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2020, and in First Midwest's subsequent filings made with the Securities and Exchange Commission ("SEC"). These risks and uncertainties are not exhaustive, and other sections of these reports describe additional factors that could adversely impact First Midwest's business and financial performance.

16 Note: See the accompanying "Glossary of Terms" slide for definitions of certain terms used. ADDITIONAL INFORMATION In connection with the proposed transaction, Old National filed a registration statement on Form S‑4 with the SEC on June 30, 2021. The registration statement includes a joint proxy statement/prospectus of First Midwest and Old National. The registration statement has not yet become effective. After the Form S-4 is effective, a definitive joint proxy statement/prospectus will be sent to First Midwest's and Old National's shareholders seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF FIRST MIDWEST AND OLD NATIONAL AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MIDWEST, OLD NATIONAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC's website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the "Investor Relations" section of First Midwest's website, https://firstmidwest.com/, under the heading "SEC Filings." Copies of documents filed with the SEC by Old National will be made available free of charge in the "Investor Relations" section of Old National's website, https://www.oldnational.com/, under the heading "Financial Information." Participants in Solicitation First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

17 APPENDIX

LOAN DIVERSIFICATION - CORPORATE

$9.8bn(2)

68% of Total Loans, excl PPP(2)

32% C&I / 34% CRE / 2% Agricultural



Other C&I
Senior Housing
Healthcare Services / Hospitals
Leveraged Finance
Elevated Risk
(both C&I and CRE categories)
Multi-family
Construction
Office, Industrial, and Other Investor CRE
Owner Occupied CRE
Retail CRE
Agricultural
C&I
CRE
Agricultural

Sector	$	%(2)	Risk Mitigants
Elevated Risk			
Recreation / Entertainment	$217	1.5%	Very granular, real estate secured
Hotels	154	1.1%	All major brands, avg. LTV 50%
Restaurants	97	0.7%	Very granular, real estate secured
Total	$468	3.3%	
Other Areas of Focus			
Investor CRE:			
Retail	$442	3.1%	Service oriented strip centers
Office	388	2.7%	Diversified, largely suburban
Leveraged Finance	420	2.9%	Granular, relationship equity sponsors

DIVERSIFICATION & GRANULARITY LIMIT RISK;
ELEVATED RISK SECTORS PERFORMING WITH INSIGNIFICANT DEFERRALS

Dollar amounts in millions unless otherwise noted

Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for details on the definitions of certain terms and footnotes used.

First Midwest Bancorp, Inc. 18

LOAN DIVERSIFICATION - CONSUMER

$4.5bn(2)
32% of Total Loans, excl PPP(2)


Home Equity
Avg. FICO - 769
Avg. LTV - 69%
Other Installment
Avg. FICO - 759
1-4 Family
Avg. FICO - 768
Avg. LTV - 67%
Elevated
Risk

Sector	$	%(2)	Risk Mitigants
Unsecured Installment	$204	1.4%	Targeted program to prime borrowers: • ~90% have FICO > 700 • granular - avg loan size ~$9k • average yield ~8% • no sub-prime • improved performance reflective of tightened underwriting in '19

HIGH QUALITY CREDIT - GEOGRAPHICALLY DISPERSED

Dollar amounts in millions unless otherwise noted
Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for details on the definitions of certain terms and footnotes used.

First Midwest Bancorp, Inc. 19

SUPPORTING OUR CLIENTS - PPP RESPONSE

2021 Second Round PPP

Highlights

- Approved 4,600 applications for $577mm
- ~$80mm forgiven Q2 '21; ~$480mm remaining
- ~80% of applicants have existing FMBI PPP loan; remaining mix of prospects and first time PPP recipients
- Average loan size of ~$130,000 vs. median of $40,000
- Weighted-average gross fees of ~3%

Forgiveness	
Approved & Funds Received	15%
Submitted to SBA	2%
Paperwork in Process	17%
Not started	66%

2020 First Round PPP

Highlights

- Approved 6,700 applications for $1.2bn
- $200mm forgiven Q1 '21 and ~$370mm forgiven Q2 '21; ~$225mm remaining
- 95% existing FMBI clients; 5% new clients (count)
- Average loan size of $178,000 vs. median of $45,000; reflects concentration to small business customers
- Weighted-average gross fees of ~3%

Forgiveness	
Approved & Funds Received	82%
Submitted to SBA	4%
Paperwork in Process	7%
Not started	7%

Dollar amounts in millions unless otherwise noted

Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for details on the calculations of the definitions of certain terms and footnotes used.

First Midwest Bancorp, Inc. 20

21 NON-GAAP FINANCIAL INFORMATION Note: See the accompanying "Glossary of Terms" slide for definitions of certain terms used. The Company's accounting and reporting policies conform to U.S. GAAP and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist investors in assessing the Company's operating performance. These non-GAAP financial measures include EPS, adjusted, the efficiency ratio, tax-equivalent NII (including its individual components), tax-equivalent NIM, tax-equivalent NIM, adjusted, noninterest expense, adjusted, ROATCE, ROATCE, adjusted, non-accrual loans, excluding PCD loans, 30-89 days past due loans, excluding PCD loans, NPAs to total loans plus foreclosed assets, excluding PPP loans, NPAs to total loans plus foreclosed assets, excluding PCD and PPP loans, performing loans classified as substandard and special mention to corporate loans, excluding PPP loans, NCOs, excluding PCD loans, NCOs to average loans, excluding PPP loans, NCOs to average loans, excluding PCD and PPP loans, and pre-tax, pre-provision earnings, adjusted. The Company presents EPS, the efficiency ratio, and ROATCE, all adjusted for certain significant transactions. These transactions include optimization costs (first quarter of 2021 and fourth and third quarters of 2020), swap termination costs (fourth and third quarters of 2020), acquisition and integration related expenses associated with completed and pending acquisitions (all periods), and net securities gains (losses) (first and third quarters of 2020). In addition, net OREO expense is excluded from the calculation of the efficiency ratio. Management believes excluding these transactions from EPS, the efficiency ratio, and ROATCE may be useful in assessing the Company's underlying operational performance since these transactions do not pertain to its core business operations and their exclusion may facilitate better comparability between periods. Management believes that excluding acquisition and integration related expenses from these metrics may be useful to the Company, as well as analysts and investors, since these expenses can vary significantly based on the size, type, and structure of each acquisition. Additionally, management believes excluding these transactions from these metrics may enhance comparability for peer comparison purposes. Income tax expense, provision for loan losses, and the certain significant transactions listed above are excluded from the calculation of pre-tax, pre-provision earnings, adjusted due to the fluctuation in income before income tax and the level of provision for loan losses required based on the estimated impact of the pandemic on the ACL. Management believes pre-tax, pre-provision earnings, adjusted may be useful in assessing the Company's underlying operational performance and their exclusion may facilitate better comparability between periods and for peer comparison purposes. The Company presents noninterest expense, adjusted, which excludes optimization costs and acquisition and integration related expenses. Management believes that excluding these items from noninterest expense may be useful in assessing the Company’s underlying operational performance as these items either do not pertain to its core business operations or their exclusion may facilitate better comparability between periods and for peer comparison purposes. The tax-equivalent adjustment to NII and NIM recognizes the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans are presented using the current federal income tax rate of 21%. Management believes that it is standard practice in the banking industry to present NII and NIM on a fully tax-equivalent basis and that it may enhance comparability for peer comparison purposes. In addition, management believes that presenting tax-equivalent NIM, adjusted, may enhance comparability for peer comparison purposes and is useful to the Company, as well as analysts and investors, since acquired loan accretion income may fluctuate based on the size of each acquisition, as well as from period to period. In management's view, tangible common equity measures are capital adequacy metrics that may be meaningful to the Company, as well as analysts and investors, in assessing the Company's use of equity and in facilitating comparisons with peers. These non-GAAP measures are valuable indicators of a financial institution's capital strength since they eliminate intangible assets from stockholders' equity and retain the effect of accumulated other comprehensive loss in stockholders' equity. The Company presents NPAs to total loans plus foreclosed assets, performing loans classified as substandard and special mention to corporate loans, NCOs, and NCOs to average loans, all excluding PCD and/or PPP loans. Management believes excluding PCD and PPP loans is useful as it facilitates better comparability between periods. Prior to the adoption of CECL on January 1, 2020, PCI loans with an accretable yield were considered current and were not included in past due and non-accrual loan totals and the portion of PCI loans deemed to be uncollectible was recorded as a reduction of the credit-related acquisition adjustment, which was netted within loans. Subsequent to adoption, PCD loans, including those previously classified as PCI, are included in past due and non-accrual loan totals and an ACL on PCD loans is established as of the acquisition date and the PCD loans are no longer recorded net of a credit-related acquisition adjustment. PCD loans deemed to be uncollectible are recorded as a charge-off through the ACL. The Company began originating PPP loans during the second quarter of 2020 and the loans are expected to be forgiven by the SBA if employee retention criteria are met and funds are used for eligible expenses. Additionally, management believes excluding PCD and PPP loans from these metrics may enhance comparability for peer comparison purposes. Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. In addition, these non-GAAP financial measures may differ from those used by other financial institutions to assess their business and performance. See the previously provided tables and the following reconciliations in the "Non-GAAP Reconciliations" section for details on the calculation of these measures to the extent presented herein.

22 Quarters Ended June 30, September 30, December 31, March 31, June 30, 2020 2020 2020 2021 2021 Earnings Per Share Net income $ 19,064 $ 27,623 $ 41,605 $ 45,023 $ 51,121 Dividends and accretion on preferred stock (1,037) (4,033) (4,049) (4,034) (4,034) Net income applicable to non-vested restricted shares (187) (236) (369) (486) (521) Net income applicable to common shares 17,840 23,354 37,187 40,503 46,566 Adjustments to net income: Income tax benefits — — (3,639) — — Optimization costs — 18,376 1,493 1,525 31 Tax effect of optimization costs — (4,594) (373) (381) (8) Swap termination costs — 14,285 17,567 — — Tax effect of swap termination costs — (3,571) (4,392) — — Net securities losses (gains) — (14,328) — — — Tax effect of net securities losses (gains) — 3,582 — — — A&I related expenses 5,249 881 1,860 245 7,773 Tax effect of A&I related expenses (1,312) (220) (465) (61) (1,943) Total adjustments to net income 3,937 14,411 12,051 1,328 5,853 Net income applicable to common shares, adjusted $ 21,777 $ 37,765 $ 49,238 $ 41,831 $ 52,419 Weighted-average diluted common shares outstanding 113,336 113,436 113,604 113,871 113,640 Diluted EPS $ 0.16 $ 0.21 $ 0.33 $ 0.36 $ 0.41 Diluted EPS, adjusted(7) $ 0.19 $ 0.33 $ 0.43 $ 0.37 $ 0.46 Amounts in thousands, except per share data Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for definitions of certain terms used and footnotes. NON-GAAP FINANCIAL INFORMATION

NON-GAAP FINANCIAL INFORMATION

	Quarters Ended				
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Pre-Tax, Pre-Provision Earnings					
Net Income	$ 19,064	$ 27,623	$ 41,605	$ 45,023	$ 51,121
Income tax expense	6,182	8,690	5,743	17,372	18,018
Provision for loan losses	32,649	15,927	10,507	6,098	—
Pre-Tax, Pre-Provision Earnings	$ 57,895	$ 52,240	$ 57,855	$ 68,493	$ 69,139
Adjustments to pre-tax, pre-provision earnings:					
Optimization costs	—	18,376	1,493	1,525	31
Swap termination costs	—	14,285	17,567	—	—
Net securities losses (gains)	—	(14,328)	—	—	—
A&I related expenses	5,249	881	1,860	245	7,773
Total adjustments	5,249	19,214	20,920	1,770	7,804
Pre-Tax, Pre-Provision Earnings, adjusted	$ 63,144	$ 71,454	$ 78,775	$ 70,263	$ 76,943
Noninterest Expense to Average Assets					
Noninterest Expense	$ 120,330	$ 131,074	$ 117,971	$ 118,425	$ 121,419
Less:					
Optimization costs	—	(18,376)	(1,493)	(1,525)	(31)
A&I related expenses	(5,249)	(881)	(1,860)	(245)	(7,773)
Total noninterest expense, adjusted	$ 115,081	$ 111,817	$ 114,618	$ 116,655	$ 113,615
Average Assets	$ 20,868,106	$ 21,526,695	$ 20,882,325	$ 20,919,040	$ 21,533,209
Less: average PPP loans	(887,977)	(1,194,808)	(1,013,511)	(1,014,798)	(1,035,386)
Average assets, excluding PPP loans	$ 19,980,129	$ 20,331,887	$ 19,868,814	$ 19,904,242	$ 20,497,823
Noninterest expense, adjusted to average assets, excluding PPP loans[3]	2.32 %	2.19 %	2.29 %	2.38 %	2.22 %

Amounts in thousands, except per share data
Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for definitions of certain terms used and footnotes.

First Midwest Bancorp, Inc. 23

NON-GAAP FINANCIAL INFORMATION

	Quarters Ended				
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Return on Average Tangible Common Equity					
Net income applicable to common shares	$ 17,840	$ 23,354	$ 37,187	$ 40,503	$ 46,566
Intangibles amortization	2,820	2,810	2,807	2,807	2,798
Tax effect of intangibles amortization	(705)	(703)	(702)	(702)	(700)
Total adjustments to net income[7]	3,937	661	12,051	1,328	5,853
Net income applicable to common shares, excluding intangibles amortization, adjusted[7]	$ 23,892	$ 26,122	$ 51,343	$ 43,936	$ 54,517
Average stockholders' equity	$ 2,443,212	$ 2,444,594	$ 2,444,911	$ 2,453,253	$ 2,456,034
Less: average intangible assets	(934,022)	(938,712)	(934,347)	(931,322)	(927,522)
Average TCE	$ 1,509,190	$ 1,505,882	$ 1,510,564	$ 1,521,931	$ 1,528,512
ROATCE, adjusted[3][7]	6.37 %	10.53 %	13.53 %	11.71 %	14.31 %
Efficiency Ratio Calculation					
Noninterest expense	$ 120,330	$ 131,074	$ 117,971	$ 118,425	$ 121,419
Less:					
Net OREO expense	(126)	(544)	(106)	(589)	(160)
Optimization costs	—	(18,376)	(1,493)	(1,525)	(31)
A&I related expenses	(5,249)	(881)	(1,860)	(245)	(7,773)
Total	$ 114,955	$ 111,273	$ 114,512	$ 116,066	$ 113,455
Tax-equivalent NII[1][8]	$ 146,389	$ 143,821	$ 149,141	$ 142,098	$ 145,241
Noninterest income	32,991	40,585	27,715	45,803	46,270
Less:					
Swap termination costs	—	14,285	17,567	—	—
Net securities losses (gains)	—	(14,328)	—	—	—
Total	$ 179,380	$ 184,363	$ 194,423	$ 187,901	$ 191,511
Efficiency ratio	64.08 %	60.36 %	58.90 %	61.77 %	59.24 %

Amounts in thousands, except per share data
Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for definitions of certain terms used and footnotes.

First Midwest Bancorp, Inc. 24

NON-GAAP FINANCIAL INFORMATION

	Quarters Ended				
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Tax-Equivalent NII / NIM					
NII	$ 145,234	$ 142,729	$ 148,111	$ 141,115	$ 144,288
Tax-equivalent adjustment	1,155	1,092	1,030	983	953
Tax-equivalent NII[3][8]	146,389	143,821	149,141	142,098	145,241
Less: accretion	(6,999)	(7,960)	(7,603)	(7,165)	(5,975)
Tax-equivalent NII, adjusted	139,390	135,861	141,538	134,933	139,266
Less: PPP loan income	(5,368)	(7,001)	(15,195)	(8,892)	(11,258)
Tax-equivalent NII, adjusted, excluding PPP loan income	$ 134,022	$ 128,860	$ 126,343	$ 126,041	$ 128,008
Average interest-earning assets	$ 18,776,796	$ 19,430,370	$ 18,881,261	$ 19,007,094	$ 19,649,866
NIM[3][8]	3.13 %	2.95 %	3.14 %	3.03 %	2.96 %
NIM, adjusted[3][8]	2.98 %	2.79 %	2.98 %	2.88 %	2.84 %
NIM, adjusted, excluding PPP loan income[3][8]	2.87 %	2.64 %	2.66 %	2.69 %	2.73 %
Loan Yield					
Tax-equivalent loan interest income[8]	$ 141,320	$ 138,861	$ 141,669	$ 134,200	$ 136,522
Less: PPP loan income	(5,368)	(7,001)	(15,195)	(8,892)	(11,258)
Tax-equivalent loan interest income, excluding PPP loan income	$ 135,952	$ 131,860	$ 126,474	$ 125,308	$ 125,264
Average loans	$ 14,617,247	$ 14,753,665	$ 14,348,665	$ 15,008,101	$ 15,131,375
Loan yield	3.89 %	3.74 %	3.93 %	3.63 %	3.62 %
Loan yield, excluding PPP loan income	3.98 %	3.86 %	3.77 %	3.63 %	3.56 %
Noninterest Income, adjusted					
Noninterest Income	$ 32,991	$ 40,585	$ 27,715	$ 45,803	$ 46,270
Less:					
Swap termination costs	—	14,285	17,567	—	—
Net securities losses (gains)	—	(14,328)	—	—	—
Noninterest income, adjusted	$ 32,991	$ 40,542	$ 45,282	$ 45,803	$ 46,270

Amounts in thousands, except per share data
Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for definitions of certain terms used and footnotes.

First Midwest Bancorp, Inc. 25

NON-GAAP FINANCIAL INFORMATION

	Quarters Ended June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021
Allowance for Credit Losses to Total Loans					
Allowance for credit losses	$ 247,677	$ 246,873	$ 247,042	$ 243,384	$ 223,226
Less: allowance for PPP loans	—	—	—	—	—
Allowance for credit losses, excluding PPP loan allowance	$ 247,677	$ 246,873	$ 247,042	$ 243,384	$ 223,226
Total loans	$ 14,933,658	$ 14,653,188	$ 14,751,232	$ 15,183,526	$ 15,035,219
Less: PPP loans	(1,179,403)	(1,196,538)	(785,563)	(1,109,442)	(705,915)
Total loans, excluding PPP loans	$ 13,754,255	$ 13,456,650	$ 13,965,669	$ 14,074,084	$ 14,329,304
Allowance to total loans, excluding PPP loans	1.80 %	1.83 %	1.77 %	1.73 %	1.56 %
Non-performing assets / Loans and Foreclosed assets					
Non-performing assets	$ 162,626	$ 163,493	$ 164,404	$ 177,764	$ 152,874
Less: non-accrual PCD loans	(45,116)	(39,990)	(32,568)	(29,734)	(23,101)
Non-performing assets, excluding non-accrual PCD loans	$ 117,510	$ 123,503	$ 131,836	$ 148,030	$ 129,773
Total loans, excluding PCD and PPP loans	$ 13,511,048	$ 13,216,271	$ 13,753,648	$ 13,877,089	$ 14,152,193
Foreclosed assets	19,024	15,299	16,671	13,228	26,732
Total loans and foreclosed assets, excluding PCD and PPP loans	$ 13,530,072	$ 13,231,570	$ 13,770,319	$ 13,890,317	$ 14,178,925
Non-performing assets and loans to foreclosed assets, excluding PCD and PPP	0.87 %	0.93 %	0.96 %	1.07 %	0.92 %
Net Charge-offs to average loans					
Total net charge-offs	$ 12,923	$ 15,743	$ 10,539	$ 9,756	$ 20,758
Less: net charge-offs for PCD loans	(3,833)	(6,923)	(6,488)	(2,107)	(4,337)
Total net charge-offs, excluding PCD loans	$ 9,090	$ 8,820	$ 4,051	$ 7,649	$ 16,421
Total average loans	$ 14,616,798	$ 14,753,648	$ 14,348,665	$ 15,008,101	$ 15,131,375
Less: average PPP loans	(887,997)	(1,194,808)	(1,013,511)	(1,014,798)	(1,035,386)
Total average loans, excluding PPP loans	13,728,801	13,567,660	13,339,205	14,000,952	14,112,410
Less: average PCD loans	(177,138)	(233,456)	(229,176)	(204,727)	(188,466)
Total average loans, excluding PCD and PPP loans	$ 13,551,663	$ 13,334,204	$ 13,110,029	$ 13,796,225	$ 13,923,944
Net charge-offs to loans, excluding PPP loans[3]	0.38 %	0.46 %	0.31 %	0.28 %	0.59 %
Net charge-offs to loans, excluding PCD and PPP loans[3]	0.27 %	0.26 %	0.12 %	0.22 %	0.47 %

Amounts in thousands, except per share data

Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for definitions of certain terms used and footnotes.

First Midwest Bancorp, Inc. 26

27 Quarters Ended June 30, September 30, December 31, March 31, June 30, 2020 2020 2020 2020 2021 Performing loans classified as substandard and special mention to corporate loans, excluding PPP Loans Special mention $ 256,373 $ 395,295 $ 409,083 $ 355,563 $ 343,547 Substandard 193,337 311,430 357,219 342,600 325,727 Performing loans classified as substandard and special mention $ 449,710 $ 706,725 $ 766,302 $ 698,163 $ 669,274 Corporate loans $ 11,408,262 $ 11,112,875 $ 10,557,023 $ 10,822,485 $ 10,515,755 Less: PPP loans (1,179,403) (1,196,538) (785,563) (1,109,442) (705,915) Total corporate loans, excluding PPP loans $ 10,228,859 $ 9,916,337 $ 9,771,460 $ 9,713,043 $ 9,809,840 Special mention to corporate loans, excluding PPP loans 2.51% 3.99% 4.19% 3.66% 3.50 % Substandard to corporate loans, excluding PPP loans 1.89% 3.14% 3.65% 3.53% 3.32 % Amounts in thousands, except per share data Note: See the accompanying "Glossary of Terms" and "Footnotes" slides for definitions of certain terms used and footnotes. NON-GAAP FINANCIAL INFORMATION

28 GLOSSARY OF TERMS Allowance, ACL - Allowance for credit losses A&I - Acquisition and integration related expenses bn - Billion bps - Basis points C&I - Commercial and industrial CECL - Current Expected Credit Losses CET1 - Common equity Tier 1 Core Deposits - Represents demand, savings, NOW and money market deposits CRE - Commercial real estate EPS - Earnings per share FICO - Fair Issac Corporation First Midwest or the Company - First Midwest Bancorp, Inc. Foreclosed Assets - OREO and other foreclosed assets FY - Full year GAAP - U.S. generally accepted accounting principles k - Thousands LPO - Loan production office LTV - Loan-to-value mm - Million NCOs - Net charge-offs NII - Net interest income NIM - Tax-equivalent net interest margin NOW - Negotiable order of withdrawal NPAs - Non-performing assets ONB - Old National Bancorp Pandemic - COVID-19 pandemic PCI - Purchased credit impaired PCD - Purchased credit deteriorated PPP - Paycheck Protection Program OREO - Other real estate owned QTD - Quarter-to-date ROATCE - Return on average tangible common equity RWA - Risk-weighted assets SBA - Small Business Administration SEC - Securities and Exchange Commission TCE - Tangible common equity - represents common stockholders' equity less goodwill and identifiable intangible assets

29 (1) This financial measure includes certain adjustments. See the accompanying "Non-GAAP Financial Information" slides for detail. (2) Data as of June 30, 2021 excludes PPP loans. (3) Annualized based on the actual number of days for each period presented. (4) Refer to the Company's 2021 Annual Meeting Proxy Statement for a detailed list of the Company's peer group. (5) Other noninterest income includes merchant servicing fee, swap termination costs and other service charges, commissions, and fees. (6) Other noninterest expense includes advertising and promotions expense, net OREO expense, and other expenses. (7) Adjustments to net income for each period presented are detailed in the EPS non-GAAP reconciliation in the accompanying "Non- GAAP Financial Information" slides. (8) Presented on a tax-equivalent basis, assuming the applicable federal income tax rate of 21%. (9) Based on 2022 consensus net income estimates (at time of deal announcement), excluding share buybacks. Assumes fully realized cost savings during 2022 and excluding restructuring charges for illustrative purposes. FOOTNOTES